UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

(Name of Issuer)

 Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

New Mountain Guardian Investments III, L.L.C.

 787 Seventh Avenue New York, NY 10019 (212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,187,928 (See Item 5)

	8	Shared Voting Power 0 (See Item 5)

	9	Sole Dispositive Power 3,187,928 (See Item 5)

	10	Shared Dispositive Power 0 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,928 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 25.2% (See Item 5)

14	Type of Reporting Person OO – LIMITED LIABILITY COMPANY

Item 1.                                 Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the units of limited liability company interests (“Units”), of New Mountain Guardian III BDC, L.L.C. (the “Issuer”).  The address of the principal executive offices of the Issuer is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

Item 2.                                 Identity and Background

This Schedule 13D is being filed by New Mountain Guardian Investments III, L.L.C. (the “Reporting Person”), a Delaware limited liability company. The Reporting Person’s business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the 3,187,928 Units by the Reporting Person held in the account of the Reporting Person was working capital of the Reporting Person in the amount of $31,879,280. Additionally, the information contained in Item 6 below is incorporated herein by reference.

Item 4.                                 Purpose of Transaction

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Person evaluates its investment in the Units on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Person reserves the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Person reserves the right to effect transactions that would change the number of Units it may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s unitholders, and others.

Item 5.                                 Interest in Securities of the Issuer

(a)   As of the date of this filing on Schedule 13D, there are 12,643,928 Units outstanding, of which the Reporting Person owns 3,187,928 Units representing approximately 25.2% of the outstanding Units.

(b)   The Reporting Person has the sole power to vote and dispose of the 3,187,928 Units it holds.

(c)   Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in the Units in the 60 days prior to the date of this Schedule 13D.

(d)   An affiliate of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units covered by this Schedule 13D.

(e)   Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 15, 2019, the Reporting Person entered into (1) an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”) and (2) a commitment letter (the “Initial Commitment Letter”), each with the Issuer. Pursuant to the Initial Commitment Letter, the Reporting Person agreed to purchase Units from the Issuer for an aggregate purchase price of up to $39,698,200 (the “Initial Capital Commitment”).

On December 6, 2019, the Reporting Person entered into a subsequent commitment letter with the Issuer (the “Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $40,000,000 (the “Additional Capital Commitment”). Together with the Initial Capital Commitment of $39,698,200, the total capital commitment by the Reporting Person to the Issuer equals $79,698,200 (the “Capital Commitment”).

On August 2, 2019, the Reporting Person was issued 793,964 Units of the Issuer for an aggregate purchase price of $7,939,640. On September 5, 2019, the Reporting Person was issued 793,964 Units of the Issuer for an aggregate purchase price of $7,939,640. On December 24, 2019, the Reporting Person was issued 1,600,000 Units of the Issuer for an aggregate purchase price of $16,000,000. As a result, an aggregate of 3,187,928 Units have been issued to the Reporting Person for an aggregate purchase price of $31,879,280. Additional purchases of Units up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement.

The foregoing description of the Issuer LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Issuer LLC Agreement, which is incorporated by reference. In addition, the Initial Commitment Letter and Subsequent Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the copies of the Initial Commitment Letter and Subsequent Commitment Letter, which are attached as Exhibit B and Exhibit C, respectively.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Materials to be Filed as Exhibits

Exhibit A — Form of Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 10 filed with the Commission on July 15, 2019).

Exhibit B — Initial Commitment Letter

Exhibit C — Subsequent Commitment Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

By:	/s/ Karrie J. Jerry
Name:	Karrie J. Jerry

Exhibit B

New Mountain Guardian III BDC, L.L.C.
787 Seventh Avenue, 48th Floor
New York, New York 10019

July 15, 2019

New Mountain Guardian III BDC, L.L.C.

New Mountain Guardian Investments III, L.L.C.

787 Seventh Avenue, 48th Floor

New York, New York 10019

To Whom It May Concern:

Reference is made to the Amended and Restated Limited Liability Company Agreement of New Mountain Guardian III BDC, L.L.C. (the “Fund”), dated as of July 15, 2019 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof.  Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.             Sponsor Commitment.  New Mountain Guardian Investments III, L.L.C. (the “Sponsor”) hereby makes a Capital Commitment to the Fund in an amount equal to $39,698,200.00 (the “Sponsor Commitment”).  The terms and conditions of the Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement. The Sponsor by executing this letter agreement hereby appoints any duly authorized representative of the Fund, with full power of substitution, as the Sponsor’s true and lawful representative and attorney-in-fact, and agent of the Sponsor, to execute, acknowledge, verify, swear to, deliver, record and file, in the Investor’s name, place and stead, the LLC Agreement, any amendments to the LLC Agreement (approved in accordance therewith) or any other agreement or instrument that the Fund deems appropriate solely to admit the Sponsor as a unitholder of the Fund. The Fund hereby accepts the Sponsor Commitment.

2.             Headings.  The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.             Governing Law.  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.             Counterparts.  This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*              *              *

NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

			By:	/s/ Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above: NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Director and Executive Vice President

Exhibit C

New Mountain Guardian III BDC, L.L.C.
787 Seventh Avenue, 48th Floor
New York, New York 10019

December 6, 2019

New Mountain Guardian III BDC, L.L.C.

New Mountain Guardian Investments III, L.L.C.

787 Seventh Avenue, 48th Floor
New York, New York 10019

To Whom It May Concern:

Reference is made to the Amended and Restated Limited Liability Company Agreement of New Mountain Guardian III BDC, L.L.C. (the “Fund”), dated as of July 15, 2019 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof.  Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.              Sponsor Commitment.  New Mountain Guardian Investments III, L.L.C. (the “Sponsor”) hereby makes an additional Capital Commitment to the Fund in an amount equal to $40,000,000.00 (the “Additional Sponsor Commitment”).  Together with the initial Capital Commitment of $39,698,200.00 made and accepted on July 15, 2019, the total Capital Commitment by the Sponsor to the Fund shall equal $79,698,200.00 as of the date hereof.  The terms and conditions of the Additional Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement.  The Fund hereby accepts the Additional Sponsor Commitment.

2.             Headings.  The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.             Governing Law.  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.             Counterparts.  This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*              *              *

NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C
.
	By:	Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above:
NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Director and Executive Vice President